1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:

Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Announced Financial Forecast for Second Quarter of 2014

and the Nomination of Directors and Independent Directors Election

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Apr 30, 2014

Taichung, Taiwan, April 30, 2014—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange: 2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board approved the financial forecast for Q2 2014 and accepted the nomination of nine candidates for election of Directors, including three Independent Directors. The election will be held at the Company’s regular shareholders’ meeting scheduled on June 20, 2014.

1.	Approved the financial forecast for Q2 2014.

NT$ Thousands
Q2 2014 (Forecast)
Operation Revenues	20,100,000~20,800,000
Gross Profit	4,824,000~5,200,000
Operating Expenses	1,709,000~1,768,000
Operating Income	3,115,000~3,432,000
Income Before Income Tax	3,309,000~3,626,000
Comprehensive Income *[1]	4,418,000~4,682,000
EPS (in NT dollars)	0.87~0.96
Material Assets Acquisition	500,000~850,000
Material Assets Disposal	None

The consolidated financial forecast was prepared based on the best estimate of the Management in accordance with the current plan and the evaluation of future business environment. The accounting policies adopted here are consistent with those in the financial statements.

However, transactions and business conditions may not be the same as expected and there may be material differences between the forecast and the actual results. As a result, the consolidated financial forecast may not be achieved in full in the future.

*1 :	Comprehensive Income

The item is specially disclosed in accordance with International Financial reporting Standards approved by R.O.C. Financial Supervisory Commission and Regulations Governing the Publication of Financial Forecasts of Public Companies. Comprehensive Income is composed of Net Income and Other Comprehensive Income, such as “Exchange difference on translation of financial statements of foreign investments”, “Unrealized gain or loss on available-for-sale financial assets and etc. Other Comprehensive Income does not have an impact on the calculation of Earnings Per Share, which is based on the Net Income of the parent company. The estimated Comprehensive Income for the second quarter 2014 is ranging from 4,418,000 to 4,682,000 thousand dollars. In consideration of the significance of the group’s investment in foreign entities and the correlation between the fair value of Available-For-Sale Financial Assets and the overall investment environment fluctuation, the Group’s Other Comprehensive Income is highly sensitive to the currency fluctuation and the fair value of Available-For-Sale Financial Assets. With the high uncertainty and unpredictable nature, slight fluctuations in the exchange rate and fair value will have a huge impact on Other Comprehensive Income, but will not affect the calculation of Earnings Per Share. The aforementioned statement is a reminder for users of the forecast to pay attention on the issue.

Safe Harbor Notice

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about SPIL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statement. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in SPIL’s filings with U.S. Securities and Exchange Commission on Forms 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of SPIL as of the date of this press release and SPIL undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

2.	SPIL accepted the nomination of nine candidates for election of Directors, including three Independent Directors, during the period 2014/04/14~ 2014/04/24, and SPIL’s Board approved the nomination of nine candidates list to stand for election at SPIL 2014 Regular Shareholders’ Meeting.

The candidates list is as follows:

Name	Current Shareholding*	Education Background and Principal Business Activities	Note
Bough Lin	68,614,075	Electronic Physics, National Chiao-Tung University Chairman of SPIL	Candidate of Director
Chi-Wen Tsai	43,675,555	Electrical Engineering, National Taipei Institute of Technology President of SPIL	Candidate of Director
Wen-Lung Lin	20,754,751	Bank & Insurance National Taichung Institute of Technology Chairman of Ku Ming Investment Co.	Candidate of Director
Yen-Chun Chang	11,683,417	Electrical Engineering, Nan-Tai College Senior Vice President of SPIL	Candidate of Director
Randy Hsiao-Yu Lo	472	Ph.D of Chemical Engineering, Purdue University CEO of Siliconware USD, Inc.	Candidate of Director
Yang Fong Investment co., Ltd	6,200,000	N/A	Candidate of Director
John Hsuan	0	Department of Electronics Engineering, National Chiao Tung University Chairman of Faraday Technology Inc.	Candidate of Independent Director
Tsai-Ding Lin	0	Ph.D. in Psychology, University of Texas Professor of Department of International Business, Tunghai University	Candidate of Independent Director
William W.Sheng	0	Ph.D. in Accounting, Purdue University Professor of Department of Public Finance and Taxation of National Taichung of Science and Technology	Candidate of Independent Director

* :	Shareholding on Record Date, 22 April, 2014.

3.	The Board of Director has proposed to release the restriction of competition on newly-elected Directors imposed under Article 209 of the Company Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 30, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer